FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  LABONE, INC.
            (Exact name of registrant as specified in its charter)


      Missouri                                      43-1039532
(State of incorporation)              (I.R.S. Employer Identification Number)

10101 Renner Boulevard
Lenexa, Kansas                                        66219
(Address of principal executive offices)           (Zip Code)


      Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                Name of each exchange on which
        to be so registered                each class is to be registered

           Not Applicable                           Not Applicable
---------------------------------     -----------------------------------------

      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), check the following box.   [X]

      Securities Act registration statement file number to which this form relates: ____________________ (if applicable)

      Securities to be registered pursuant to Section 12(g) of the Act:

                          Preferred Stock Purchase Rights
                       -------------------------------------
                                (Title of class)

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Item 1.   Description of Registrant's Securities to be Registered.

Declaration of Rights Dividend
------------------------------

      On February 11, 2000, the Board of Directors of LabOne, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $.01 par value per share, of the Company ("Common Stock"). The dividend is payable on February 25, 2000 to shareholders of record at the close of business on that date. Each Right entitles the registered holder thereof to purchase from the Company at any time following the Distribution Date (as defined below) a unit consisting of one one-hundredth of a share (a "Unit") of Series A Preferred Stock, $.01 par value per share (the "Preferred Stock"), at a purchase price of $50.00 per Unit (the "Purchase Price"), subject to adjustment as described below. The Rights are not exercisable until the Distribution Date. The description and terms of the Rights are set forth in a Rights Agreement dated February 11, 2000 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

      Rights will also be issued with respect to shares of Common Stock issued by the Company or transferred from the Company's treasury after February 25, 2000 and prior to the Distribution Date, and, under certain circumstances, Rights will be issued with respect to shares of Common Stock issued or transferred by the Company after the Distribution Date.

Rights Initially Attached to and Trade with Common Stock
--------------------------------------------------------

      Until the earlier of the Distribution Date or the date the Rights are redeemed or expire: (1) the Rights will be evidenced by Common Stock certificates and no separate Rights Certificates will be distributed, (2) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock, (3) the surrender for transfer of any Common Stock certificate (with or without a copy of this Summary of Rights attached thereto) will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate and (4) new Common Stock certificates issued after February 25, 2000 will contain a notation incorporating the Rights Agreement by reference. Shareholders will not be required to take any action in connection with the payment of the Rights dividend on February 25, 2000.

When Rights Separate from Common Stock and Become Exercisable
-------------------------------------------------------------

      The Rights will separate from the Common Stock and become exercisable on the Distribution Date, which will occur upon the earlier of (1) ten business days after the Stock Acquisition Date (as defined below) or (2) ten business days (or such later date as the Board shall determine prior to such time as there is an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer, the consummation of which would result in a Person becoming an "Acquiring Person." The "Stock Acquisition Date" means the earlier of (i) the date of the first public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or (ii) the date on which the Company has actual notice, direct or indirect, or otherwise determines that a Person has become an Acquiring Person. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of

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the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates will represent the Rights.

      Under the Rights Agreement, an Acquiring Person is a Person who, together with all affiliates and associates of such Person, and without the prior written approval of the Company, is the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock of the Company, subject to a number of exceptions set forth in the Rights Agreement. The Rights Agreement exempts certain persons from the definition of "Acquiring Person," including (1) Grant Family Members (as defined in the Rights Agreement), who currently beneficially own approximately 17.4% of the outstanding shares of Common Stock, unless such family members become (other than with the prior written approval of the Board of Directors or pursuant to a Qualifying Offer) the Beneficial Owners of 20% or more of the shares of Common Stock then outstanding, excluding shares of Common Stock and other securities acquired on or after February 11, 2000 pursuant to certain employee or director benefit plans, (2) the Company or any subsidiary of the Company and (3) any employee benefit plan of the Company or any subsidiary and certain persons appointed pursuant to the terms of any such plan. Under the Rights Agreement, a Person shall not be an Acquiring Person if such Person acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock pursuant to a Qualifying Offer, which is a cash tender offer for all of the outstanding shares of Common Stock which meets certain conditions specified in the Rights Agreement. The Rights Agreement contains exceptions for Persons who inadvertently become Acquiring Persons or who exceed the ownership limits as a result of repurchases of stock by the Company, if certain conditions are satisfied.

Adjustment of Rights upon Occurrence of a Triggering Event
----------------------------------------------------------

      In the event that a Person becomes an Acquiring Person, each holder of a Right (except the Acquiring Person and certain other persons as described below) will no longer have the right to purchase Units of Preferred Stock, but instead will thereafter have the right to receive, upon exercise of the Right, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the then current exercise price of the Right. For example, at a Purchase Price of $50 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock has a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $50. Once a Person becomes an Acquiring Person, all Rights that are, or under certain circumstances were, beneficially owned by such Acquiring Person (or certain related parties) will be null and void.

      In the event that, at any time after the Stock Acquisition Date, (1) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows a Qualifying Offer and satisfies certain other requirements), or (2) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a Current Market Price equal to two times the then current Purchase Price of the Right. The events set forth in this paragraph and in the preceding paragraph which allow Rights

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to be exercised are referred to individually as a "Triggering Event" and collectively as "Triggering Events."

Exchange of Rights
------------------

      At any time after any Person becomes an Acquiring Person, the Board of Directors of the Company may, at its option, exchange the Rights (except Rights which previously have been voided as set forth above), in whole or in part, at an exchange ratio of one-hundredth of a share of Preferred Stock or one share of Common Stock for each Right, subject to adjustment for any stock split, stock dividend or similar transaction occurring after February 25, 2000. The Board of Directors may not cause the exchange of Rights at any time after any Person, together with such person's affiliates and associates, becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding, with certain exceptions.

Redemption of Rights
--------------------

      At any time prior to the close of business on the tenth business day after the Stock Acquisition Date, the Company may order that all Rights be redeemed at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors), subject to adjustment for any stock split, stock dividend or similar transaction occurring after February 25, 2000 (the "Redemption Price"). Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the holders of the Rights will only be entitled to receive the Redemption Price for each Right so held.

Amendment of Rights
-------------------

      At any time and from time to time prior to the close of business on the tenth business day after the Stock Acquisition Date, the Company may amend the Rights in any manner without the approval of any holders of Rights. At any time and from time to time after the close of business on the tenth business day after the Stock Acquisition Date, the Company may supplement or amend the Rights without the approval of any holders of the Rights, provided that no such supplement or amendment adversely affects the interests of the holders of Rights as such (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Terms of Preferred Stock
------------------------

      Each Unit of Preferred Stock (consisting of one one-hundredth of a share of Preferred Stock) that is issuable upon exercise of the Rights after the Distribution Date and prior to the occurrence of a Triggering Event is intended to have approximately the same economic rights and voting power as a share of Common Stock, and the value of a Unit of Preferred Stock should approximate the value of one share of Common Stock. Each share of Preferred Stock will be entitled to dividend payments equal to 100 times the aggregate per share amount of all dividends (other than a dividend payable in Common Stock) declared per share of Common Stock. In the event of liquidation, the holders of shares of Preferred Stock will be entitled to the greater of (a) a minimum preferential liquidation payment of $100 per share, or (b) 100 times the aggregate

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amount to be distributed per share of Common Stock. Each share of Preferred
Stock will have 100 votes, voting together with, and on the same matters as, the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions. Shares of Preferred Stock are not redeemable. Pursuant to the Rights Agreement, the Company reserves the right to require, prior to the occurrence of a Triggering Event, that upon any exercise of Rights a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

Adjustment of Rights and Securities Upon Certain Events
-------------------------------------------------------

      The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, or (2) upon the distribution to holders of the Preferred Stock of certain rights, options, warrants, evidences of indebtedness or assets (excluding regular quarterly cash dividends). No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

      The number of outstanding Rights attached to each share of Common Stock and the number of Units of Preferred Stock purchasable upon exercise of a Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or a subdivision or combination of the shares of Common Stock, occurring prior to the Distribution Date.

      The Company is not required to issue fractional Units; in lieu thereof, the Company may pay cash for such fractional Units based on the market price of the Preferred Stock on the last trading date prior to the date of issuance.

Rights Holder Not a Shareholder
-------------------------------

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The holders of Rights will be able to vote and receive dividends on the Common Stock that they hold.

Tax Consequences
----------------

      While the current distribution of the Rights will not be taxable to shareholders or to the Company, shareholders might, depending upon the circumstances, realize taxable income in the event that the Rights become severable from the Common Stock and will likely realize taxable income in the event such Rights become exercisable for common stock of the acquiring company as set forth above or are exchanged as provided above.


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


Expiration of Rights
--------------------

      The Rights will expire at the close of business on February 25, 2010, unless the Company redeems or exchanges the Rights prior to such date, in each case as described above.

Number of Rights to be Outstanding
----------------------------------

      As of February 11, 2000, there were 40,000,000 shares of Common Stock authorized and approximately 11,533,493 shares issued and outstanding. Additional shares have been reserved for issuance pursuant to employee benefit plans and pursuant to warrants issued by the Company. Each share of Common Stock outstanding at the close of business February 25, 2000 will receive one Right. Rights will also be issued with respect to shares of Common Stock issued or transferred by the Company after February 25, 2000 and prior to the Distribution Date, and, under certain circumstances, Rights will be issued with respect to shares of Common Stock issued or transferred by the Company after the Distribution Date.


Rights Agreement
----------------

      This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, filed herewith as Exhibit 1, which is incorporated herein by reference.





Item 2.   Exhibits.

           The following exhibit is filed as a part of this Registration
           Statement:

      1. Rights Agreement dated as of February 11, 2000, between LabOne, Inc. and American Stock Transfer & Trust Company, which includes as Exhibit A, the Certificate of Designations Preferences and Rights of Series A Preferred Stock, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Stock.



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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                  LABONE, INC.



                                        /s/ Kurt E. Gruenbacher

Date:  February 11, 2000            By: _______________________________
                                        Kurt E. Gruenbacher,
                                        V.P. Finance, Chief Accounting
                                          Officer and Treasurer



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                     EXHIBIT INDEX

Number               Description
------               -----------

    1. Rights Agreement dated as of February 11, 2000, between LabOne, Inc. and American Stock Transfer & Trust Company, which includes as Exhibit A, the Certificate of Designations Preferences and Rights of Series A Preferred Stock, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Stock.



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